November 30, 2010

VIA EDGAR

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7561

Re:	Gaming Partners International Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 000-23588

Dear Mr. Webb:

We are in receipt of the Commission’s letter dated November 29, 2010, concerning the Form 10-K for the fiscal year ended December 31, 2009, filed by Gaming Partners International Corporation (the “Company”) on March 30, 2010, and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 6, 2010.  We understand the purpose of the Commission’s review, and appreciate its comments.  The following are the Company’s responses to the Commission’s comments:

Definitive Proxy Statement on Schedule 14A

Proposal 1 - Election of Directors, page 3

Nominees for Election of Directors, page 3

1.
Please confirm that in future filings you will discuss the specific experience, qualifications, attributes or skills of directors and nominees on a director-by-director basis.  Refer to Item 404(e) of Regulation S-K.

Response:

In future filings, we will discuss the specific experience, qualifications, attributes or skills of directors and nominees on a director-by-director basis pursuant to Item 401(e) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or concerns, please feel free to contact me at (702) 384-2425.

Sincerely,

/s/ Gerald W. Koslow
Gerald W. Koslow,
Chief Financial Officer and Treasurer

cc:	Gregory S. Gronau, President and Chief Executive Officer
Laura McAllister Cox, Executive Vice President and General Counsel